CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026 AND 2025

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	June 30, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents		$101,742	$105,442
Trade receivables		54,393	41,061
Inventories	4	129,995	107,111
Other current assets	5	37,870	22,598
		324,000	276,212
Non-Current
Mineral properties, plant and equipment	6	1,745,913	1,574,054
Exploration and evaluation assets	7	48,299	33,869
Deferred income tax assets		1,763	3,047
Deposits and other non-current assets	8	35,458	36,696
		1,831,433	1,647,666
Total Assets		$2,155,433	$1,923,878

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$165,149	$154,124
Current portion of loans and borrowings	10	34,578	55,711
Current portion of deferred revenue	11	11,626	12,800
Income taxes payable		11,092	14,675
Current portion of derivatives	19	—	7,125
Current portion of lease liabilities		13,900	16,283
		236,345	260,718
Non-Current
Loans and borrowings	10	519,856	551,403
Deferred revenue	11	89,100	92,950
Provision for rehabilitation and closure costs		24,935	21,978
Deferred income tax liabilities		22,914	10,729
Lease liabilities		5,021	8,950
Other non-current liabilities	12	39,074	39,288
		700,900	725,298
Total Liabilities		937,245	986,016

SHAREHOLDERS’ EQUITY
Share capital	13	300,641	298,490
Equity reserves		(30,194)	(107,735)
Retained earnings		943,092	744,778
Equity attributable to owners of the Company		1,213,539	935,533
Non-controlling interests		4,649	2,329
		1,218,188	937,862
Total Liabilities and Equity		$2,155,433	$1,923,878

Commitments (Notes 7, 11 and 21); Subsequent Event (Note 10)

APPROVED ON BEHALF OF THE BOARD:

"Makko DeFilippo"	, President, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025

Revenue	14	$284,313	$163,510	$547,483	$288,598
Cost of sales	15	(162,894)	(96,224)	(320,150)	(165,790)
Gross profit		121,419	67,286	227,333	122,808

Expenses
General and administrative	16	(12,535)	(11,564)	(23,593)	(22,935)
Share-based compensation	13 (e)	(1,063)	(7,756)	(3,703)	(8,929)
Operating Income		107,821	47,966	200,037	90,944
Finance income		1,443	1,130	2,564	1,968
Finance expense	17	(12,678)	(5,976)	(23,742)	(10,699)
Foreign exchange gain	18	10,845	38,640	64,500	97,040
Other income (expenses)		2,639	2,350	(6,093)	225
Income before income taxes		110,070	84,110	237,266	179,478

Current income tax expense		(17,775)	(9,305)	(24,972)	(13,023)
Deferred income tax expense		(1,546)	(3,777)	(12,234)	(14,800)
Income tax expense		(19,321)	(13,082)	(37,206)	(27,823)
Net income for the period		$90,749	$71,028	$200,060	$151,655

Other comprehensive gain
Foreign currency translation gain		7,716	37,847	59,597	83,622
Comprehensive income		$98,465	$108,875	$259,657	$235,277

Net income attributable to:
Owners of the Company		89,543	70,548	198,314	150,775
Non-controlling interests		1,206	480	1,746	880
		$90,749	$71,028	$200,060	$151,655

Comprehensive income attributable to:
Owners of the Company		97,183	108,042	257,337	233,597
Non-controlling interests		1,282	833	2,320	1,680
		$98,465	$108,875	$259,657	$235,277

Net income per share attributable to owners of the Company
Basic	13 (f)	$0.86	$0.68	$1.90	$1.46
Diluted	13 (f)	$0.85	$0.68	$1.87	$1.45

Weighted average number of common shares outstanding
Basic	13 (f)	104,282,548	103,582,082	104,272,398	103,573,416
Diluted	13 (f)	105,876,946	103,905,561	105,880,086	103,902,012

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Cash Flows from Operating Activities
Net income for the period		$90,749	$71,028	$200,060	$151,655
Adjustments for:
Amortization and depreciation		38,514	25,215	76,833	43,835
Income tax expense		19,321	13,082	37,206	27,823
Amortization of deferred revenue	14	(3,553)	(3,407)	(8,882)	(5,653)
Share-based compensation	13 (e)	1,063	7,756	3,703	8,929
Finance income		(1,443)	(1,130)	(2,564)	(1,968)
Finance expenses	17	12,678	5,976	23,742	10,699
Foreign exchange gain		(14,610)	(38,644)	(62,963)	(96,108)
Other		(2,919)	245	6,274	2,437
Changes in non-cash working capital items	20	(6,686)	10,491	(30,817)	(32,275)
		133,114	90,612	242,592	109,374
Advances from customers	11	—	—	—	50,000
Derivative contract settlements		6,109	217	3,698	(1,999)
Provision settlements		(913)	(458)	(1,556)	(1,200)
Income taxes paid		(448)	(115)	(14,115)	(479)
		137,862	90,256	230,619	155,696

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(80,528)	(66,090)	(136,305)	(122,520)
Additions to exploration and evaluation assets		(5,505)	(5,189)	(10,541)	(8,298)
Interest received		995	765	1,690	1,282
		(85,038)	(70,514)	(145,156)	(129,536)

Cash Flows used in Financing Activities
Lease liability payments		(5,363)	(4,518)	(10,541)	(8,521)
New loans and borrowings, net of transaction costs	10	3,334	—	6,064	55,266
Loans and borrowings repaid	10	(36,231)	(22,122)	(57,662)	(31,624)
Interest paid on loans and borrowings	10	(4,344)	(4,432)	(21,185)	(21,359)
Other finance expenses paid		(3,394)	(2,780)	(6,359)	(4,830)
Proceeds from exercise of stock options		324	277	1,462	484
		(45,674)	(33,575)	(88,221)	(10,584)

Effect of exchange rate changes on cash and cash equivalents		3,385	1,563	(942)	2,325
Net increase (decrease) in cash and cash equivalents		10,535	(12,270)	(3,700)	17,901
Cash and cash equivalents - beginning of period		91,207	80,573	105,442	50,402
Cash and cash equivalents - end of period		$101,742	$68,303	$101,742	$68,303
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2024		103,555,211	$286,548	$8,181	$(188,653)	$481,055	$587,131	$3,943	$591,074
Income for the period		—	—	—	—	150,775	150,775	880	151,655
Other comprehensive income for the period		—	—	—	82,822	—	82,822	800	83,622
Total comprehensive income for the period		—	—	—	82,822	150,775	233,597	1,680	235,277
Shares issued for:
Exercise of options		38,186	732	(248)	—	—	484	—	484
Settlement of restricted share units		4,433	96	(206)	—	—	(110)	—	(110)
Share-based compensation	13 (e)	—	—	2,195	—	—	2,195	—	2,195
Balance, June 30, 2025		103,597,830	$287,376	$9,922	$(105,831)	$631,830	$823,297	$5,623	$828,920

Balance, December 31, 2025		104,192,288	$298,490	$7,335	$(115,070)	$744,778	$935,533	$2,329	$937,862
Income for the period		—	—	—	—	198,314	198,314	1,746	200,060
Other comprehensive income for the period		—	—	—	59,023	—	59,023	574	59,597
Total comprehensive income for the period		—	—	—	59,023	198,314	257,337	2,320	259,657
Shares issued for:
Exercise of options		108,283	2,122	(660)	—	—	1,462	—	1,462
Settlement of restricted share units		2,062	29	(41)	—	—	(12)	—	(12)
Share-based compensation	13 (e)	—	—	2,403	—	—	2,403	—	2,403
Reclassification of cash-settled share-based compensation to equity	13 (b)	—	—	16,816	—	—	16,816	—	16,816
Balance, June 30, 2026		104,302,633	$300,641	$25,853	$(56,047)	$943,092	$1,213,539	$4,649	$1,218,188

The accompanying notes are an integral part of these condensed consolidated interim financial statements                              Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participações Ltda ("Ero Brasil"). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold dore and concentrate as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on August 5, 2026.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2025.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

On January 1, 2026, the Company adopted the amendments to the classification and measurement requirements for financial instrument in IFRS 9 Financial Instruments ("IFRS 9"), which was published in May 2024 by IASB. The amendments clarify that a financial asset is derecognized on the date on which the contractual rights to the cash flows expire or the asset is transferred. A financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments to IFRS 9 introduced an election that permits the Company, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be discharged before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant. The amendments clarify that unless the above election applies, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires. The adoption of the amendments did not have a material impact on the Company's condensed consolidated interim financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

The Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended June 30, 2026	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$111,973	$107,449	$64,891	$—	$284,313

Cost of production	(59,098)	(31,632)	(16,618)	—	(107,348)
Depreciation and depletion	(19,061)	(12,896)	(6,195)	—	(38,152)
Sales expense	(2,572)	(10,003)	(4,819)	—	(17,394)
Cost of sales	(80,731)	(54,531)	(27,632)	—	(162,894)

Gross profit	31,242	52,918	37,259	—	121,419

Expenses
General and administrative	(5,231)	(2,345)	(1,827)	(3,132)	(12,535)
Share-based compensation	—	—	—	(1,063)	(1,063)
Operating income (loss)	$26,011	$50,573	$35,432	$(4,195)	$107,821

Capital expenditures(1)	49,162	10,384	20,883	9,647	90,076

Three months ended June 30, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$88,404	$49,656	$25,450	$—	$163,510

Cost of production	(46,890)	(11,678)	(8,761)	—	(67,329)
Depreciation and depletion	(19,343)	(30)	(5,513)	—	(24,886)
Sales expense	(1,751)	(2,027)	(231)	—	(4,009)
Cost of sales	(67,984)	(13,735)	(14,505)	—	(96,224)

Gross profit	20,420	35,921	10,945	—	67,286

Expenses
General and administrative	(4,799)	(3,111)	(1,430)	(2,224)	(11,564)
Share-based compensation	—	—	—	(7,756)	(7,756)
Operating income (loss)	$15,621	$32,810	$9,515	$(9,980)	$47,966

Capital expenditures(1)	47,990	18,099	5,762	5,233	77,084

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.
(2)    On July 1, 2025, the Company announced that Tucumã Operation achieved commercial production which is the point at which the mine is capable of operating in the manner intended by the Company's management.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Six months ended June 30, 2026	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$230,499	$209,627	$107,357	$—	$547,483

Cost of production	(121,450)	(61,370)	(30,495)	—	(213,315)
Depreciation and depletion	(40,042)	(24,881)	(11,196)	—	(76,119)
Sales expense	(5,910)	(17,814)	(6,992)	—	(30,716)
Cost of sales	(167,402)	(104,065)	(48,683)	—	(320,150)

Gross profit	63,097	105,562	58,674	—	227,333

Expenses
General and administrative	(9,750)	(4,481)	(3,370)	(5,992)	(23,593)
Share-based compensation	—	—	—	(3,703)	(3,703)
Operating income (loss)	$53,347	$101,081	$55,304	$(9,695)	$200,037

Capital expenditures(1)	87,412	16,204	34,720	16,033	154,369

Assets
Current	$88,414	$134,053	$78,580	$22,953	324,000
Non-current	1,130,463	497,735	150,603	52,632	1,831,433
Total Assets	$1,218,877	$631,788	$229,183	$75,585	$2,155,433
Total Liabilities	$148,530	$44,469	$170,626	$573,620	$937,245

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the six months ended June 30, 2026, the Company had eight significant customers (June 30, 2025 - five), including five copper customers (June 30, 2025 - three) and three gold customers (June 30, 2025 - two).

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Six months ended June 30, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$151,674	$95,888	$41,036	$—	$288,598

Cost of production	(82,609)	(17,200)	(14,986)	—	(114,795)
Depreciation and depletion	(33,989)	(75)	(9,068)	—	(43,132)
Sales expense	(3,127)	(4,230)	(506)	—	(7,863)
Cost of sales	(119,725)	(21,505)	(24,560)	—	(165,790)

Gross profit	31,949	74,383	16,476	—	122,808

Expenses
General and administrative	(9,421)	(4,534)	(3,117)	(5,863)	(22,935)
Share-based compensation	—	—	—	(8,929)	(8,929)
Operating income (loss)	$22,528	$69,849	$13,359	$(14,792)	$90,944

Capital expenditures(1)	82,394	33,551	10,580	8,160	134,685

Assets
Current	$78,070	$41,054	$48,648	$10,752	178,524
Non-current	962,043	502,366	105,682	23,796	1,593,887
Total Assets	$1,040,113	$543,420	$154,330	$34,548	$1,772,411
Total Liabilities	$169,578	$29,478	$139,960	$604,475	943,491

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.
(2)    On July 1, 2025, the Company announced that Tucumã Operation achieved commercial production which is the point at which the mine is capable of operating in the manner intended by the Company's management.

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	June 30, 2026	December 31, 2025
Supplies and consumables	$73,470	$54,504
Stockpiles	35,326	33,925
Work in progress	4,934	5,197
Finished goods	16,265	13,485
	$129,995	$107,111

5.    Other Current Assets

	June 30, 2026	December 31, 2025
Advances to suppliers	$3,401	$3,643
Prepaid expenses and other	7,657	6,250
Derivatives (Note 19)	20,267	4,701
Value added taxes recoverable	6,545	8,004
	$37,870	$22,598

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2025	94,382	496,976	1,012,282	338,705	34,956	2,773	19,071	76,505	2,075,650
Additions	505	11,236	62,650	53,623	318	14,016	—	3,363	145,711
Capitalized borrowing costs	—	—	—	10,017	—	—	—	—	10,017
Disposals	—	(2,242)	—	—	(5)	(6)	—	(1,311)	(3,564)
Transfers	8,182	7,452	33,585	(45,422)	187	(3,070)	—	(914)	—
Foreign exchange	5,933	31,378	62,789	16,864	2,102	126	1,206	4,745	125,143
Balance, June 30, 2026	$109,002	$544,800	$1,171,306	$373,787	$37,558	$13,839	$20,277	$82,388	$2,352,957

Accumulated depreciation:
Balance, December 31, 2025	(13,112)	(121,910)	(293,864)	—	(12,579)	—	(7,461)	(52,670)	(501,596)
Depreciation expense	(4,063)	(26,889)	(33,534)	—	(1,432)	—	(606)	(9,649)	(76,173)
Disposals	—	1,280	—	—	1	—	—	941	2,222
Transfers	—	(801)	—	—	—	—	—	801	—
Foreign exchange	(811)	(7,593)	(18,669)	—	(714)	—	(469)	(3,241)	(31,497)
Balance, June 30, 2026	$(17,986)	$(155,913)	$(346,067)	$—	$(14,724)	$—	$(8,536)	$(63,818)	$(607,044)

Net book value, December 31, 2025	$81,270	$375,066	$718,418	$338,705	$22,377	$2,773	$11,610	$23,835	$1,574,054
Net book value, June 30, 2026	$91,016	$388,887	$825,239	$373,787	$22,834	$13,839	$11,741	$18,570	$1,745,913

(1) Mineral properties as at June 30, 2026 include $76.7 million (December 31, 2025 - $64.7 million) of costs on expansion of near-mine resource potential which are not currently being depreciated.

     Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

As at June 30, 2026, the Company had $48.3 million (December 31, 2025 - $33.9 million) in exploration and evaluation assets, which include several property option agreements.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas Copper-Gold Project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

•Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling (completed) and produce a scoping study within 18 months of signing the Agreement (completed)
•Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling (completed) and produce a pre-feasibility study within 18 months of completing Phase 1
•Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at June 30, 2026, exploration and evaluation assets include $36.6 million (December 31, 2025 - $24.1 million) in expenditures associated with the Furnas Project.

8.     Deposits and Other Non-current Assets

	June 30, 2026	December 31, 2025
Value added taxes recoverable	$22,107	$21,015
Note receivable (Note 19)	13,072	12,998
Deposits and others	279	2,683
	$35,458	$36,696

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

9.    Accounts Payable and Accrued Liabilities

	June 30, 2026	December 31, 2025
Trade suppliers	$114,669	$92,283
Payroll and labour related liabilities	24,428	25,688
Value added tax, royalty and other taxes payable	12,893	10,692
Cash-settled equity awards (Note 13(b) and (d))	9,634	20,615
Provision for rehabilitation and closure costs	2,462	3,768
Other accrued liabilities	1,063	1,078
	$165,149	$154,124
.

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	June 30, 2026	December 31, 2025
Senior Notes	USD	Unsecured	43	6.50%	$400,000	$405,590	$405,092
Senior Revolving Credit Facility	USD	Secured	30	SOFR + 2.00% to 4.25%; or Base Rate + 1.00% to 3.25%	120,000	119,080	154,706
Copper Prepayment Facility	USD	Secured	6	8.66%	18,254	19,955	39,087
Equipment finance loans	USD	Secured	7 - 36	6.90% - 8.35%	7,099	7,146	7,319
Equipment finance loans	EUR	Secured	30 - 35	7.70%	2,340	2,345	168
Equipment finance loans	BRL	Unsecured	0	16.63%	—	—	84
Bank loan	BRL	Unsecured	5	CDI + 0.50%	316	318	658
Total					$548,009	$554,434	$607,114

Current portion						$34,578	$55,711
Non-current portion						$519,856	$551,403

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Six months ended June 30, 2026					Year ended December 31, 2025
	Senior Notes	Senior Revolving Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of period	$405,092	$154,706	$39,087	$8,229	$607,114	$602,189
Proceeds from loans and borrowings		—	—	6,064	6,064	57,404
Principal payments	—	(35,000)	(18,254)	(4,408)	(57,662)	(54,740)
Interest payments	(13,000)	(5,619)	(2,212)	(354)	(21,185)	(42,736)
Interest costs, including interest capitalized	13,498	4,993	1,334	293	20,118	44,487
Foreign exchange	—	—	—	(15)	(15)	510
Balance, end of period	$405,590	$119,080	$19,955	$9,809	$554,434	$607,114

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA and Ero Brasil have provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Company has the option to redeem, in whole or in part, the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Revolving Credit Facility

The Company has a senior revolving credit facility (the "Senior Revolving Credit Facility") which has a borrowing limit of $200 million and matures in December 2028. The applicable interest margin is based on sliding scales of SOFR plus 2.00% to 4.25%, or lender's Base Rate plus 1.00% to 3.25%, and commitment fee ranges from 0.45% to 0.96%, based on the Company's net leverage ratio, with lower leverage ratios resulting in lower pricing.

As at June 30, 2026, the Senior Revolving Credit Facility bears a weighted average interest rate of 6.56% on its drawn balance and a commitment fee of 0.56% on its undrawn balance.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Senior Revolving Credit Facility is secured by the shares of MCSA, NX Gold, Ero Gold, Ero Brasil, Ero Brasil Participações II Ltda., and Ero Holdings Corp. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a net leverage ratio based on net senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Revolving Credit Facility provides for negative covenants customary for this type of facility and permits additional equipment debt and finance leases of up to $50.0 million. As at June 30, 2026, the Company is in compliance with these financial covenants.

Subsequent to June 30, 2026, the Company repaid an additional $25.0 million of the Senior Revolving Credit Facility.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025.

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold, Ero Gold, Ero Brasil, Ero Brasil Participações II Ltda., and Ero Holdings Corp.

11. Deferred Revenue

The Company entered into a precious metals purchase agreement (the “Xavantina Gold Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $150.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 160,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine in exchange for cash payments equal to 40% of the prevailing spot gold price.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in the Xavantina Gold Stream deferred revenue during the six months ended June 30, 2026 and the year ended December 31, 2025 are comprised of the following:

	June 30, 2026	December 31, 2025
Gold ounces delivered in the period(1)	6,673	9,692

Balance, beginning of period	$105,750	$62,989
Advances	—	50,000
Accretion expense	3,858	6,764
Amortization of deferred revenue	(8,882)	(14,003)
Balance, end of period	$100,726	$105,750

Current portion	$11,626	$12,800
Non-current portion	89,100	92,950

(1)        During the six months ended June 30, 2026, the Company delivered 6,673 payable ounces of gold (year ended December 31, 2025 - 9,692 ounces) to Royal Gold for average consideration of $1,841 per ounce (December 31, 2025 - $1,213 per ounce). At June 30, 2026, a cumulative 61,542 ounces (December 31, 2025 - 54,869 ounces) of gold have been delivered under the Xavantina Gold Stream.

As part of the Xavantina Gold Stream, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Other Non-current Liabilities

	June 30, 2026	December 31, 2025
Cash-settled equity awards (Note 13(b))	$—	$5,470
Withholding, value added tax, and other taxes payable	25,759	22,286
Provision	2,281	1,856
Derivatives (Note 19)	977	—
Dividends payable to non-controlling interest	5,847	5,503
Other liabilities	4,210	4,173
	$39,074	$39,288

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

13.     Share Capital

As at June 30, 2026, the Company’s authorized share capital consists of an unlimited number of common shares without par value.

(a)     Options

A continuity of the issued and outstanding options is as follows:

	Six Months Ended June 30,
	2026		2025
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,340,563	$22.41	1,734,607	$19.07
Issued	—	—	11,017	17.94
Exercised	(108,283)	18.65	(38,186)	17.79
Forfeited	(10,763)	19.80	(80,531)	19.89
Outstanding stock options, end of period	1,221,517	$22.77	1,626,907	$19.05

The weighted average share price on the date of exercise for options exercised during the six months ended June 30, 2026 was CAD$42.96 (six months ended June 30, 2025 - CAD$19.79).

As at June 30, 2026, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	559,891	420,525	1.93
$20.01 to $30.00 CAD	383,882	116,136	3.42
$30.01 to $34.58 CAD	277,744	19,464	4.45
$22.77 CAD ($16.02 USD)	1,221,517	556,125	2.97

(b)     Performance Share Units

Pursuant to the Share Unit Plan, the Compensation Committee may grant performance share units ("PSUs") to employees, consultants, directors and officers ("Eligible Persons") of the Company or its subsidiaries. These PSUs will vest three years from the date of grant and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
Committee in its sole discretion. Based on the Company's history of settling PSUs using a combination of cash and common shares, PSUs were classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model.

On June 29, 2026, upon shareholder approval of the Amended and Restated Share Unit Plan at the Company's annual general and special meeting, the Compensation Committee's option to settle vested units using cash was eliminated. As a result, each vested unit is redeemable solely in common shares of the Company. Consequently, PSUs were reclassified from cash-settled to equity-settled instruments. Accordingly, the Company derecognized $19.6 million of PSU liabilities, recognized $16.8 million in contributed surplus, representing the fair value of issued PSUs at the modification date, and recorded a reduction in share-based compensation expense of $2.8 million. Post-modification, the fair value of PSUs will not be remeasured.

The continuity of PSUs issued and outstanding is as follows:

	Six Months Ended June 30,
	2026	2025
Outstanding balance, beginning of period	879,703	1,014,505
Issued	—	9,022
Forfeited	(16,322)	(38,218)
Outstanding balance, end of period	863,381	985,309

(c) Restricted Share Units

Pursuant to the Share Unit Plan, the Compensation Committee may grant restricted share units ("RSUs") to Eligible Persons of the Company or its subsidiaries. The fair value of RSUs is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. Based on the Company's history of settling RSUs with common shares, RSUs were classified as equity-settled instruments.

On June 29, 2026, upon shareholder approval of the Amended and Restated Share Unit Plan at the Company's annual general and special meeting, the Compensation Committee's option to settle vested units using cash was eliminated. As a result, each vested unit is redeemable solely in common shares of the Company. There is no change to the accounting treatment of RSUs.

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The continuity of RSUs issued and outstanding is as follows:

	Six months ended June 30,
	2026	2025
Outstanding balance, beginning of period	270,886	328,180
Issued	—	4,510
Settled	(2,707)	(9,537)
Forfeited	(4,028)	(12,259)
Outstanding balance, end of period	264,151	310,894

(d) Deferred Share Units

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Six months ended June 30,
	2026	2025
Outstanding balance, beginning of period	356,799	325,111
Issued	5,348	10,222
Outstanding balance, end of period	362,147	335,333

At June 30, 2026, DSU liabilities had a fair value of $9.6 million (December 31, 2025 - $10.1 million) which has been recognized in accounts payable and accrued liabilities.

(e) Share-based compensation

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Stock options	$566	$594	$1,155	$1,085
Performance share units	(355)	5,191	1,454	5,723
Restricted share units	581	552	1,200	1,070
Deferred share units	271	1,419	(106)	1,051
Share-based compensation(1)	$1,063	$7,756	$3,703	$8,929

(1)    For the three and six months ended June 30, 2026, the Company recorded $1.2 million and $2.4 million (three and six months ended June 30, 2025 - $1.1 million and $2.2 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(f)     Net Income per Share

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Weighted average number of common shares outstanding	104,282,548	103,582,082	104,272,398	103,573,416
Dilutive effects of:
Stock options	466,866	12,585	480,156	17,702
Share units	1,127,532	310,894	1,127,532	310,894
Weighted average number of diluted common shares outstanding(1)	105,876,946	103,905,561	105,880,086	103,902,012

Net income attributable to owners of the Company	$89,543	$70,548	$198,314	$150,775
Basic net income per share	$0.86	$0.68	$1.90	$1.46
Diluted net income per share	$0.85	$0.68	$1.87	$1.45

(1)    Weighted average number of diluted common shares outstanding for the three and six months ended June 30, 2026 excluded 258,280 and 258,280 (three and six months ended June 30, 2025 - 1,343,914 and 966,159) stock options.

14. Revenue

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Copper
Concentrate sales	220,023	141,969	$441,387	$250,608
Adjustments on provisional sales(1)	(601)	(3,909)	(1,261)	(3,046)
	219,422	138,060	440,126	247,562
Gold
Dore Sales	25,817	22,043	48,191	35,383
Concentrate sales	35,617	—	50,355	—
Adjustments on provisional sales(1)	(96)	—	(71)	—
Amortization of deferred revenue(2)	3,553	3,407	8,882	5,653
	$64,891	$25,450	$107,357	$41,036
	$284,313	$163,510	$547,483	$288,598

(1)    Adjustments on provisional sales include pricing adjustments on the Company's concentrate sales, which are provisionally priced to the Company's international customers and are settled with a final sales price between zero to four months (June 30, 2025 - zero to six month) after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the three and six months ended June 30, 2026, the Company delivered 2,736 and 6,673 ounces of gold, respectively (three and six months ended June 30, 2025 - 1,882 and 3,249 ounces of gold), under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $1,795 and $1,841 per ounce (three and six months ended June 30, 2025 - $654 and $619).

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Materials	$24,442	$13,118	$44,397	$24,808
Salaries and benefits	28,133	20,026	55,609	38,929
Contracted services	35,343	15,331	64,149	23,547
Maintenance costs	17,863	13,268	34,907	22,791
Utilities	7,527	4,109	13,685	8,255
Other costs	1,207	484	2,243	888
Change in inventory (excluding depreciation and depletion)	(7,167)	993	(1,675)	(4,423)
Cost of production	107,348	67,329	213,315	114,795
Sales expense	17,394	4,009	30,716	7,863
Depreciation and depletion	39,304	23,685	75,056	44,059
Change in inventory (depreciation and depletion)	(1,152)	1,201	1,063	(927)
	$162,894	$96,224	$320,150	$165,790

16.     General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Accounting and legal	$494	$479	$988	$857
Amortization and depreciation	362	329	714	703
Office and administration	2,189	2,378	4,429	4,650
Salaries and consulting fees	7,166	6,673	13,141	13,210
Incentive payments	1,321	978	2,662	2,076
Other	1,003	727	1,659	1,439
	$12,535	$11,564	$23,593	$22,935

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest on loans and borrowings(2)	$4,726	$—	$10,101	$—
Accretion of deferred revenue	1,916	2,146	$3,858	$2,725
Accretion of provision for rehabilitation and closure costs	798	866	1,580	1,707
Interest on lease liabilities	624	631	1,296	1,194
Other finance expenses(1)	4,614	2,333	6,907	5,073
	$12,678	$5,976	$23,742	$10,699

(1)    Other finance expenses during the three and six months ended June 30, 2026 included $1.8 million and $1.8 million, respectively (three and six months ended June 30, 2025 - $0.2 million and $1.4 million) of credit loss on certain accounts receivable.
(2)    During the three and six months ended June 30, 2026, the Company capitalized $5.1 million and $10.0 million, respectively (three and six months ended June 30, 2025 -$11.4 million and $22.4 million) of borrowing costs to projects in progress.

18.    Foreign Exchange Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reais (BRL$), which is their functional currency.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Foreign exchange gain (loss) on USD denominated debt in Brazil	$5,722	$33,007	$40,370	$78,110
Realized foreign exchange gain (loss) on derivative contracts (note 19)	12,670	217	19,930	(1,999)
Unrealized foreign exchange gain (loss) on derivative contracts (note 19)	(5,384)	6,633	11,146	23,439
Foreign exchange (loss) gain on other financial assets and liabilities	(2,163)	(1,217)	(6,946)	(2,510)
	$10,845	$38,640	$64,500	$97,040

19. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at June 30, 2026, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At June 30, 2026, the carrying value of loans and borrowings, including accrued interest, was $554.4 million while the fair value is approximately $547.4 million. At June 30, 2026, the carrying value of notes receivable, including accrued interest, was $13.2 million which approximates its fair value.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of June 30, 2026 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$450.0 million	USD/BRL	5.40	6.34	July 2026 - December 2027

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at June 30, 2026 relates to $29.4 million (December 31, 2025 – $46.6 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at June 30, 2026 on $597.1 million of intercompany loan balances (December 31, 2025 - $604.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at June 30, 2026 by 10% and 20%, would have decreased (increased) pre-tax net income by $62.4 million and $124.8 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At June 30, 2026, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $19.3 million (December 31, 2025 - net asset of $4.4 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a loss of $5.4 million and gain of $11.1 million for the three and six months ended June 30, 2026, respectively (a gain of $6.6 million and of $23.4 million for the three and six months ended June 30, 2025, respectively), and have been recognized in foreign exchange gain.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
In addition, during the three and six months ended June 30, 2026, the Company recognized a realized gain of $12.7 million and $19.9 million, respectively (realized gain of $0.2 million and loss of $2.0 million for the three and six months ended June 30, 2025 respectively), related to the settlement of foreign currency forward collar contracts.

(ii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

As of June 30, 2026, all the gold collar contracts were matured (December 31, 2025 - liability of $6.8 million).

During the three and six months ended June 30, 2026, the Company recognized an unrealized gain of $6.0 million and $5.3 million (unrealized gain of $0.6 million and loss of $1.5 million for the three and six months ended June 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.

During the three and six months ended June 30, 2026, the Company recognized a realized loss of $3.0 million and $10.9 million (nil for three and six months ended June 30, 2025), respectively, in relation to its commodity derivatives in other income or loss.

At June 30, 2026, the Company had provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at June 30, 2026, a 10% change in the price of copper and gold would have changed pre-tax net income (loss) by $9.9 million.

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

20. Supplemental Cash Flow Information

	Three months ended June 30,		Six months ended June 30,
Net change in non-cash working capital items:	2026	2025	2026	2025
Accounts receivable	$(6,612)	$50,911	$(13,296)	$5,849
Inventories	(20,223)	(6,022)	(17,335)	(14,030)
Other assets	(3,431)	(1,864)	(7,642)	(3,538)
Accounts payable and accrued liabilities	23,580	(32,534)	7,456	(20,556)
	$(6,686)	$10,491	$(30,817)	$(32,275)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	1,764	6,781	$3,363	$13,956
Non-cash increase in accounts payable in relation to additions of property, plant and equipment and exploration and evaluation assets	4,043	5,805	7,523	3,867

Non-cash operating activities:
Settlement of income taxes payable via VAT recoverable	(7,511)	(5,034)	$(11,587)	$(7,082)

21.    Commitment

As at June 30, 2026, the Company has capital commitments, which are net of advances to suppliers, of $84.8 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

    Notes to Financial Statements | Page 25